CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                 July 24, 2018



Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                             FT 7500
              Senior Loan Closed-End and ETF Portfolio, Series 23
                                 (the "Trust")
                      CIK No. 1739678 File No. 333-225810
             -----------------------------------------------------

Dear Mr. Buda:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Risk Factors (pg. 12)
---------------------

      PLEASE DISCLOSE THAT IT MAY TAKE MORE THAN SEVEN DAYS FOR TRANSACTIONS IN SENIOR LOANS TO SETTLE AND THAT BECAUSE SENIOR LOANS ARE NOT REGISTERED SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), THEY MAY NOT BE SUBJECT TO THE PROTECTIONS AFFORDED UNDER THE ACT.

      Response: The following disclosure will be added to the paragraph entitled "Senior Loans" under the section entitled "Risk Factors" in a definitive filing of the Trust's Registration Statement:

      "Transactions in senior loans may take longer than seven days to settle which could affect an underlying Fund's ability to manage its portfolio. Because senior loans are generally not registered with the SEC under the Securities Act of 1933, as amended, (the "Securities Act"), they may not be subject to the protections afforded under the Securities Act."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                   Very truly yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By  /s/ Daniel J. Fallon
                                                       _________________________
                                                           Daniel J. Fallon


Enclosures